



14010708

Martha Redding
Chief Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
mredding@nyx.com

RECEIVED
2014 JUL -1 PM 1:07
SEC / MR

CONFIDENTIAL

SEC
Mail Processing
Section
JUL 1 2014
Washington DC
404

June 30, 2014

VIA FEDEX

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of the 2014 amendment to NYSE MKT, LLC's Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

Intercontinental Exchange on behalf of NYSE Holdings, LLC, New York Stock Exchange, LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges") requests confidential treatment under the Freedom of Information Act, 5 U.S.C. § 552, the Commission's rules and regulations relating thereto (e.g., 17 C.F.R. 200.83(c)) (collectively, "FOIA") and any other applicable statute or regulation for the enclosed materials with identifying code MKT –14-0001 through MKT –14-0144 which is being provided to the Securities and Exchange Commission.

* * * * *

Pursuant to the procedures set forth in 17 C.F.R. § 200.83 and the Freedom of Information Act ("FOIA"), 5 U.S.C. § 552 *et seq.*, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations, Intercontinental Exchange on behalf of NYSE Holdings, LLC, New York Stock Exchange LLC, NYSE MKT LLC, and NYSE Arca, Inc. (collectively, the "Exchanges") respectfully request confidentiality for this letter and for the other information provided herein (the "Confidential Materials"). Because the Confidential Materials may constitute trade secrets and commercial or financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure under Exemption 4 of the FOIA, 5 U.S.C. § 552(b)(4) (1976). In addition, the Exchanges believe that Exemption 8 is also applicable, as well as the protections available under the Privacy Act of 1974, 5 U.S.C. § 552a. Please also see the request for confidential treatment filed by the New York Stock Exchange, Inc., by letter dated February 10, 1981, with the Commission's Freedom of Information Act Officer under 17 C.F.R. 200.83.

Accordingly, we expect that the originals and all copies of the Confidential Materials will be kept in a non-public file and that access by any third party not a member of the Commission or its Staff will be denied. The Exchanges request that upon receipt of any request for the disclosure of the Confidential Materials, either pursuant to the FOIA or otherwise, the Commission make an initial determination as to whether such requests should be denied. If the Commission determines that no grounds appear to exist that would justify withholding the information, the Exchanges request that the Commission provide the Exchanges an opportunity to object and to submit further substantiation for affording continued confidential treatment and for withholding of the information. Should the Commission be inclined to disclose the Confidential Materials to any third party, it is our expectation that, in accordance with normal Commission practice, we will be given ten business days' advance notice of any such disclosure to enable us to pursue any remedies that may be applicable.

Under such circumstances, please contact Martha Redding, Chief Counsel, Intercontinental Exchange - NYSE, 20 Broad Street, 18th Floor, New York, New York 10005, (212) 656-2938, fax (212) 656-8101, mredding@nyx.com, so that further substantiation of this confidentiality request may be submitted.

The submission of the information contained herein and in the documents referenced above does not waive, nor is it intended to waive, any rights or privileges of the Exchanges with respect to this matter, including any attorney-client, work-product, or other privilege.

The confidential information contained in this letter remains the property of the Exchanges. We respectfully request that, at the conclusion of your inquiry, you return all copies of these documents to us.

* * * * *

If you have further questions, please do not hesitate to contact me.

Sincerely,

Enclosures

cc (w/o enc.): U.S. Securities and Exchange Commission
Office of Freedom of Information and Privacy Act Operations
100 F Street, NE
Mail Stop 2736
Washington, DC 20549 (via regular mail)

Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing Section
JUL 1 2014
Washington DC
404

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: NYSE MKT LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

RECEIVED
2014 JUL -1 PM 1:08
SEC / MR

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: June 30, 2014 (MM/DD/YY) NYSE MKT LLC (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires 2/02/16 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Luisa Lisciandrello
Notary Public, State of New York
NO. 01LI6104985
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 02, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE MKT LLC

June 30, 2014

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

JUNE 2014

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE MKT LLC. for the last fiscal year, follow.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenue:		
Other Income	$	43
Total Revenue		43
Expenses:		
Compensation and Benefits		4
Other Taxes		12
Operating Expenses		16
Operating Income		27
Dividend from Group Companies		112,000
Other Income		112,000
Pre-Tax Net Income		112,027
Income Tax Expense		651
Net Income	$	111,376

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and Cash Equivalents	$ 2
Current Assets	2
OTHER NONCURRENT ASSETS:	
Deferred Tax Assets - Noncurrent	197
Other Noncurrent Assets	197
Total Assets	$ 199
LIABILITIES and SHAREHOLDER'S EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 26,915
Current Liabilities	26,915
Liabilities	26,915
SHAREHOLDER'S EQUITY:	
Contributed Capital	(485,337)
Retained Earnings	458,621
Total Shareholder's Equity	(26,716)
Total Liabilities and Shareholder's Equity	$ 199

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Other Revenue	$	1,182
Total Revenue		
Liquidity Payments, Routing & Clearing		(620)
Total Revenue, less transaction-based expenses		562
Expenses:		
Compensation and Benefits		848
Professional Services		85
Operating Expenses		933
Operating Loss		(371)
Interest Income		5
Interest Expense		(1)
Other Income		4
Pre-Tax Net Loss		(367)
Income Tax Benefit		91
Net Loss	$	(276)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wall and Broad Insurance Company
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	5,290
Prepaid expenses and other current assets		640
Deferred Tax Assets - current		216
Current Assets		6,146
Assets	$	6,146
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	71
Deferred Revenue and other current liabilities		3,435
Current Liabilities		3,506
Liabilities		3,506
SHAREHOLDER'S EQUITY:		
Contributed Capital		250
Retained earnings		2,390
Total Shareholder's Equity		2,640
Total Liabilities and Shareholder's Equity	$	6,146

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

LIABILITIES and SHAREHOLDER'S EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 1
Current Liabilities	1
Liabilities	1
SHAREHOLDER'S EQUITY:	
Retained deficit	(1)
Total Shareholder's Equity	(1)
Total Liabilities and Shareholder's Equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Transaction and Clearing Fees	$	11,124
Market Data		393
Other Revenue		974
Liquidity Payments, Routing & Clearing		(2,814)
Total Revenue		9,677
Expenses:		
Compensation and Benefits		5,223
External System & Communications		1,926
Professional Services		2,909
Amortization & Depreciation Expense		1,139
Rent and Other Occupancy		8
Other Operating Expense		2,070
Technology Expenses		7,000
Fine Income		(35)
Operating Expenses		20,240
Operating Loss		(10,563)
Interest Income		3
Interest Expense		(420)
Freign Exchange Loss		(132)
Other Loss		(549)
Pre-Tax Net Loss		(11,112)
Net Loss	$	(11,112)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,008
Current Assets		1,008
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		6,941
Accumulated Depreciation		(6,859)
Property and Equipment, Net		82
OTHER NONCURRENT ASSETS:		
Other intangibles assets, net		26,018
Other Noncurrent Assets		26,018
Assets	$	27,108
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	21,304
Accrued salaries and benefits		4,337
Deferred Revenue and other current liabilities		435
Income taxes payable		32
Current Liabilities		26,108
Liabilities		26,108
SHAREHOLDER'S EQUITY:		
Contributed Capital		126,002
Retained earnings		(125,002)
Total Shareholder's Equity		1,000
Total Liabilities and Shareholder's Equity	$	27,108

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Expenses:	
Other Operating Expense	$ 8
Operating Expenses	8
Operating Loss	(8)
Net Loss	$ (8)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	405
Current Assets		405
Assets	$	405
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	140
Current Liabilities		140
Liabilities		140
SHAREHOLDER'S EQUITY:		
Contributed Capital		410
Retained deficit		(145)
Total Shareholder's Equity		265
Total Liabilities and Shareholder's Equity	$	405

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Board Member LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:	
Other Revenue	$ 6,101
Total Revenue	6,101
Expenses:	
Merger Expenses and Exit Costs	415
Compensation and Benefits	3,335
External System & Communications	58
Professional Services	77
Amortization & Depreciation Expense	257
Rent and Other Occupancy	331
Office and Telecom	1,581
Marketing	75
Other Operating Expense	1,445
Operating Expenses	7,574
Operating Loss	(1,473)
Pre-Tax Net Loss	(1,473)
Income Tax Benefit	544
Net Loss	$ (929)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Board Member LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,162
Accounts Receivable, net of allowance		(8,722)
Prepaid expenses and other current assets		64
Income Taxes Receivable		3,835
Deferred Tax Assets - Current		255
Current Assets		(3,406)
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		265
Accumulated Depreciation		(177)
Property and Equipment, Net		88
OTHER NONCURRENT ASSETS:		
Goodwill		6,746
Other intangibles assets, net		1,363
Other Receivables		16
Other Noncurrent Assets		8,125
Assets	$	4,807
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits	$	1,053
Deferred Revenue and other current liabilities		1,871
Current Liabilities		2,924
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		220
Noncurrent Liabilities		220
Liabilities		3,144
SHAREHOLDER'S EQUITY:		
Contributed Capital		8,890
Retained earnings		(7,227)
Total Shareholder's Equity		1,663
Total Liabilities and Shareholder's Equity	$	4,807

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Techologies, Inc
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:	
Software and Technologies	$ 33,046
Market Data	1,928
Total Revenue	34,974
Expenses:	
Merger Expenses and Exit Costs	1,496
Compensation and Benefits	12,472
External System & Communications	2,184
Professional Services	11,529
Amortization & Depreciation Expense	654
Rent and Other Occupancy	116
Office and Telecom	1,125
Marketing	124
Other Operating Expense	6,220
Technology Expenses	11,156
Operating Expenses	47,076
Operating Loss	(12,102)
Foreign Exchange Loss	(1,759)
Other Loss	(1,759)
Pre-Tax Net Loss	(13,861)
Income Tax Benefit	6,550
Net Loss	$ (7,311)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Techologies, Inc
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Short Term Investments	$ 34
Prepaid expenses and other current assets	3,265
Deferred tax assets - current	635
Current Assets	3,934
PLANT PROPERTY AND EQUIPMENT:	
Property and Equipment Cost	9,833
Accumulated Depreciation	(8,557)
Property and Equipment, Net	1,276
OTHER NONCURRENT ASSETS:	
Other Receivables	33
Deferred tax assets - noncurrent	9,491
Other Noncurrent Assets	9,524
Assets	$ 14,734
LIABILITIES and SHAREHOLDER'S EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 17,262
Accrued salaries and benefits	3,616
Deferred Revenue and other current liabilities	14,803
Income taxes payable	3,277
Current Liabilities	38,958
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	139
Deferred tax liabilities - noncurrent	38
Noncurrent Liabilities	177
Liabilities	39,135
SHAREHOLDER'S EQUITY:	
Contributed Capital	22,264
Retained deficit	(46,665)
Total Shareholder's Equity	(24,401)
Total Liabilities and Shareholder's Equity	$ 14,734

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX, Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:	
Sold Product and Services	$ 62,606
Total Revenue	62,606
Expenses:	
Merger Expenses and Exit Costs	1,451
Compensation and Benefits	13,115
External System & Communications	10,154
Professional Services	2,789
Amortization & Depreciation Expense	3,071
Rent and Other Occupancy	1,960
Office and Telecom	1,015
Marketing	367
Other Operating Expense	3,455
Operating Expenses	37,377
Operating Income	25,229
Interest Income	1
Foreign Exchange Loss	(170)
Other Loss	(169)
Pre-Tax Net Income	25,060
Income Tax Expense	8,736
Net Income	$ 16,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX, Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,281
Accounts Receivable, net of allowance		22,377
Prepaid expenses and other current assets		338
Income tax receivable		5,613
Deferred tax receivable - current		2,543
Current Assets		32,152
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		14,197
Accumulated Depreciation		(8,029)
Property and Equipment, Net		6,168
OTHER NONCURRENT ASSETS:		
Goodwill		2,294
Other Receivables - noncurrent		193
Deferred tax assets - noncurrent		26,376
Other Noncurrent Assets		28,863
Assets	$	67,183
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	406
Accrued salaries and benefits		7,005
Deferred Revenue and other current liabilities		11,559
Current Liabilities		18,970
NONCURRENT LIABILITIES:		
Other Liabilities - Noncurrent		775
Deferred tax liabilities - noncurrent		1,334
Noncurrent Liabilities		2,109
Liabilities		21,079
SHAREHOLDER'S EQUITY:		
Contributed Capital		76,339
Retained deficit		(30,235)
Total Shareholder's Equity		46,104
Total Liabilities and Shareholder's Equity	$	67,183

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYFIX Millennium Group Holdings, LLC (dormant)
Balance Sheet
As of December 31, 2013
(Unaudited)

Assets	
Other Assets	1
Total Assets	$ 1
LIABILITIES and SHAREHOLDER'S EQUITY:	
SHAREHOLDER'S EQUITY:	
Member capital	1
Total Shareholder's Equity	1
Total Liabilities and Shareholder's Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Euronext Holdings, LLC
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Expenses:		
Merger Expenses and Exit Costs	$	71,427
Compensation and Benefits		11,087
Other Operating Expense		130
Operating Expenses		82,644
Operating Loss		(82,644)
Interest Income		2,968
Interest Expense		(92,839)
Foreign Exchange Gain/Loss		495
Other New Financing Income		112,000
Impairment of Investment		801
Income from Assoc/Joint Ventures		(7,962)
Other Income, net		15,463
Pre-Tax Net Loss		(67,181)
Income Tax Benefit		123,376
Net Income	$	56,195

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Euronext Holdings, LLC
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Short Term Investments	$ 774
Income Taxes Receivable	299,103
Deferred tax receivable - current	9,466
Current Assets	309,343
OTHER NONCURRENT ASSETS:	
Goodwill	(5)
Other Receivables	6,493
Deferred tax assets	16,471
Other Noncurrent Assets	22,959
Assets	$ 332,302
LIABILITIES and SHAREHOLDER'S EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 444,871
Accrued salaries and benefits	527
Deferred Revenue and other current liabilities	6,483
Deferred tax liabilities - current	754
Short-term Debt	38,376
Current Liabilities	491,011
NONCURRENT LIABILITIES:	
Long Term Debt	2,104,049
Deferred tax liabilities - noncurrent	55,484
Noncurrent Liabilities	2,159,533
Liabilities	2,650,544
SHAREHOLDER'S EQUITY:	
Contributed Capital	(2,720,797)
Retained earnings	402,555
Total Shareholder's Equity	(2,318,242)
Total Liabilities and Shareholder's Equity	$ 332,302

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Corpedia Corporation
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Other Revenue	$	23,890
Total Revenue		23,890
Expenses:		
Merger Expenses and Exit Costs		435
Compensation and Benefits		14,052
External System & Communications		584
Professional Services		3,036
Amortization & Depreciation Expense		902
Rent and Other Occupancy		373
Office and Telecom		752
Marketing		237
Other Operating Expense		7,711
Operating Expenses		28,082
Operating Loss		(4,192)
Interest Income		3
Foreign Exchange Loss		(15)
Other Expense		(12)
Pre-Tax Net Loss		(4,204)
Income Tax Benefit		2,073
Net Loss	$	(2,131)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Corpedia Corporation
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,269
Accounts Receivable, net of allowance		6,007
Prepaid expenses and other current assets		533
Income Tax Receivable		2,218
Deferred tax asset - current		83
Current Assets		11,110
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		9,573
Accumulated Depreciation		(5,615)
Property and Equipment, Net		3,958
OTHER NONCURRENT ASSETS:		
Other Receivables		26
Deferred tax assets - noncurrent		23
Other Noncurrent Assets		49
Assets	$	15,117
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	323
Accrued salaries and benefits		1,585
Deferred Revenue and other current liabilities		7,372
Current Liabilities		9,280
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		17
Deferred tax liabilities - noncurrent		829
Noncurrent Liabilities		846
Liabilities		10,126
SHAREHOLDER'S EQUITY:		
Contributed Capital		6,444
Retained Deficit		(1,453)
Total Shareholder's Equity		4,991
Total Liabilities and Shareholder's Equity	$	15,117

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NY Portfolio Clearing, LLC (dormant)
Balance Sheet
As of December 31, 2013
(Unaudited)

Assets		
Other Assets		1
Total Assets	$	1
LIABILITIES and SHAREHOLDER'S EQUITY:		
SHAREHOLDER'S EQUITY:		
Member capital		1
Total Shareholder's Equity		1
Total Liabilities and Shareholder's Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	239,121
Revenues from affiliates		34,772
Other revenues		2,174
Total Revenues		276,067
Expenses:		
Compensation and benefits		19,120
Professional services		499
Technology and communication		1,825
Rent and occupancy		6,107
Selling, general and adminstrative		2,483
Depreciation and amortization		22,805
Service and license fees to affiliates		59,928
Operating Expenses		112,767
Operating Income		163,300
Other expenses, net		(4,223)
Other expense, net		(4,223)
Pre-Tax Net Income		159,077
Income tax expense		66,941
Net Income	$	92,136

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2013
(Unaudited)

Current Assets:		
Cash and cash equivalents	$	52,068
Margin deposits and guaranty funds		1,883,669
Accounts receivable, net of allowance		654
Prepaid expenses and other current assets		27
Due from affiliates, net		40,712
Current Assets		1,977,130
Property and equipment:		
Property and equipment cost		4,704
Accumulated depreciation		(4,086)
Property and equipment, net		618
Other Noncurrent Assets:		
Other noncurrent assets		212
Other Noncurrent Assets		212
Total Assets	$	1,977,960

Current Liabilities:		
Accounts payable and accrued liabilities	$	343
Accrued salaries and benefits		724
Margin deposits and guaranty funds		1,883,669
Income taxes liability		1,427
Current Liabilities		1,886,163
Total Liabilities		1,886,163
Shareholder's Equity:		
Contributed capital		52,710
Retained earnings		39,087
Total Shareholder's Equity		91,797
Total Liabilities and Shareholder's Equity	$	1,977,960

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2013
(Unaudited)

Revenues:	
Transaction and clearing fees, net	$ 14,172
Other revenues	5,794
Total Revenues	19,966
Expenses:	
Compensation and benefits	4,618
Professional services	89
Technology and communication	110
Rent and occupancy	566
Selling, general and adminstrative	1,243
Depreciation and amortization	1,093
Service and license fees to affiliates	2,550
Operating Expenses	10,269
Operating Income	9,697
Other expenses, net	(191)
Interest expense to affiliates	(180)
Other expense, net	(371)
Pre-Tax Net Income	9,326
Income tax expense	3,727
Net Income	$ 5,599

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets	1
Total Assets	$ 1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Intercontinental Holdings LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction fees, net	$	10,251,016
Market data fees		4,715,737
Operating Revenues		**14,966,753**
OPERATING EXPENSES:		
Compensation and benefits		1,633,061
Professional services		63,343
Rent and other occupancy		100,444
Technology		4,601
Selling, general & administration		258,179
Service and license fees to affiliate		2,039,261
Operating Expenses		**4,098,889**
OTHER INCOME:		
Other Income		**1,191**
Net Income	$	**10,869,055**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,460,451
Restricted Cash		2,290,000
Accounts Receivable, net of allowance		4,120,450
Due from affiliate		5,090,622
Current Assets		13,961,523
Total Assets	$	**13,961,523**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	49,544
Accrued salaries and benefits		350,102
Current Liabilities		399,646
NONCURRENT LIABILITIES:		
NonCurrent Liabilities		289,530
Total Liabilities		**689,176**
MEMBER EQUITY:		
Additional paid-in capital		539,907
Retained Earnings		12,732,440
Member Equity		**13,272,347**
Total Liabilities and Member Equity	$	**13,961,523**

MKT-14-0034



ICE Trade Vault Canada, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 4165 LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

MKT-14-0036



ICE 5660 LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Rental Revenue	$	2,047,912
Operating Revenues		**2,047,912**
OPERATING EXPENSES:		
Rent and other occupancy		1,882,607
Amortization & depreciation expense		1,327,856
Operating Expenses		**3,210,463**
OTHER INCOME:		
Other Income		**181**
Net loss	**$**	**(1,162,370)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE 5660 LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	584,360
Current Assets		584,360
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		37,766,128
Accumulated Depreciation		(1,071,879)
Property and Equipment Net		36,694,249
OTHER NONCURRENT ASSETS		
Other Intangibles, net		725,269
Other noncurrent assets		116,746
Other Noncurrent Assets		842,015
Total Assets	$	**38,120,624**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,091,387
Due to Affiliate		283,922
Current Liabilities		1,375,309
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		131,388
Noncurrent Liabilities		131,388
Total Liabilities		**1,506,697**
MEMBER EQUITY:		
Member capital		37,776,297
Net Deficit		(1,162,370)
Member Equity		**36,613,927**
Total Liabilities and Member Equity	$	**38,120,624**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed w the Securities and Exchange Commission.


ice TRADE THE WORLD

When-Tech LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	6,868,289
Operating Revenues		**6,868,289**
OPERATING EXPENSES:		
Compensation and benefits		3,473,182
Professional services		49,645
Rent and other occupancy		1,145,592
Technology		984,317
Selling, general & administration		188,939
Amortization & depreciation expense		1,285,349
Service and license fees to affiliate		919,277
Operating Expenses		**8,046,301**
OTHER INCOME:		
Other Income		**40**
Net loss	**$**	**(1,177,972)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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When-Tech LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	686,371
Accounts Receivable, net of allowance		1,339,187
Prepaid expenses and other current assets		32,587
Current Assets		2,058,145
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		1,475,183
Accumulated Depreciation		(313,424)
Property and Equipment Net		1,161,759
OTHER NONCURRENT ASSETS		
Goodwill		16,236,691
Other Intangibles, net		2,793,333
Restricted Cash Long Term		360,375
Other Noncurrent Assets		19,390,399
Total Assets	$	22,610,303
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	349,938
Accrued salaries and benefits		692,809
Other current liabilities		102,766
Due to Affiliate		2,850,702
Current Liabilities		3,996,215
Total Liabilities		**3,996,215**
MEMBER EQUITY:		
Additional paid-in capital		1,093,505
Retained Deficit		(1,425,973)
Member Capital		18,946,556
Member Equity		**18,614,088**
Total Liabilities and Member Equity	$	**22,610,303**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed wi the Securities and Exchange Commission.


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Pit Trader, LLC (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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IntercontinentalExchange International, Inc
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE UK GP, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE UK LC, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Markets, Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:	
Affiliate Revenue	$ 12,455,705
Operating Revenues	**12,455,705**
OPERATING EXPENSES:	
Compensation and benefits	5,597,329
Professional services	285,000
Rent and other occupancy	711,478
Technology	102,225
Selling, general & administration	377,325
Amortization & depreciation expense	55,323
Intercompany Expense	3,354,160
Operating Expenses	**10,482,840**
OTHER EXPENSE:	
Other Expense	**1**
Pre-Tax Net Income	1,972,864
Income Tax Expense	1,047,226
Net Income	$ **925,638**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	22,777
Due from Affiliates		10,724,234
Current Assets		10,747,011
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		86,732
Accumulated Depreciation		(77,440)
Property and Equipment Net		9,292
Total Assets	$	**10,756,303**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	68,500
Accrued salaries and benefits		1,140,397
Income taxes payable		70,765
Current Liabilities		1,279,662
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		784,271
Other noncurrent liabilities		4,499
NonCurrent Liabilities		788,770
Total Liabilities		**2,068,432**
MEMBER EQUITY:		
Additional paid-in capital		4,887,604
Retained Earnings		3,800,267
Member Equity		**8,687,871**
Total Liabilities and Member Equity	$	**10,756,303**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incl all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data LP
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Market data revenue	$	9,557,107
Revenue from affiliate		45,976,668
Operating Revenues		**55,533,775**
OPERATING EXPENSES:		
Compensation and benefits		1,540,192
Professional services		(55,250)
Rent and other occupancy		250,700
Technology		173,603
Selling, general & administration		147,810
Amortization & depreciation expense		1,402
Operating Expenses		**2,058,457**
Pre-Tax Net Income		53,475,318
Income tax expense		19,404,697
Net Income	$	**34,070,621**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data LP
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	2,121,203
Deferred tax assets - current		2,833
Due from affiliates		32,986,071
Current Assets		35,110,107
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		29,487
Accumulated Depreciation		(29,487)
Property and Equipment Net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		31,140
Other Noncurrent Assets		31,140
Total Assets	$	**35,141,247**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	86,045
Accrued salaries and benefits		307,836
Income taxes payable		2,629,614
Other current liabilities		1,430,786
Current Liabilities		4,454,281
Total Liabilities		**4,454,281**
MEMBER EQUITY:		
Additional paid-in capital		1,297,070
Retained Earnings		207,389,896
Dividends Paid to Affiliates		(178,000,000)
Member Equity		**30,686,966**
Total Liabilities and Member Equity	$	**35,141,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incoı taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclı all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes th for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE US OTC Commodity Markets, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction fees, net	$	24,558,982
Market data fees		61,714,210
Operating Revenues		**86,273,192**
OPERATING EXPENSES:		
Compensation and benefits		56,250
Professional services		(2)
Selling, general & administration		655,457
Service & license fees to affiliates		46,390,409
Operating Expenses		**47,102,114**
OTHER INCOME:		
Other Income		**4,290**
Pre-Tax Net Income		39,175,368
Provision for Taxes		25,805
Net Income	$	**39,149,563**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	16,285,071
Accounts Receivable, net of allowance		15,034,386
Current Assets		31,319,457
Total Assets	$	**31,319,457**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	6,495,788
Due to affiliate		382,657
Current Liabilities		6,878,445
Total Liabilities		**6,878,445**
MEMBER EQUITY:		
Additional paid-in capital		192,729
Net Income		24,248,283
Member Equity		**24,441,012**
Total Liabilities and Member Equity	$	**31,319,457**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Chatham Energy LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Revenue from affiliate	$	10,237,097
Operating Revenues		**10,237,097**
OPERATING EXPENSES:		
Compensation and benefits		6,802,547
Professional services		28,304
Rent and other occupancy		377,393
Technology		264,938
Selling, general & administration		382,819
Amortization & depreciation expense		1,617,610
Operating Expenses		**9,473,611**
Net Income	$	**763,486**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	14,460
Due from affiliate		23,220,200
Current Assets		23,234,660
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		180,079
Accumulated Depreciation		(75,132)
Property and Equipment Net		104,947
OTHER NONCURRENT ASSETS		
Goodwill		5,402,420
Other intangibles, net		9,308,000
Other Noncurrent Assets		14,710,420
Total Assets	**$**	**38,050,027**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	29,774
Accrued salaries and benefits		1,883,345
Current Liabilities		1,913,119
Total Liabilities		**1,913,119**
MEMBER EQUITY:		
Member capital		28,955,864
Additional paid-in capital		92,391
Net Income		7,086,653
Member Equity		**36,134,908**
Total Liabilities and Member Equity	**$**	**38,048,027**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	500
Operating Expenses		**500**
OTHER EXPENSE:		
Other Expense		326,155
Other Expense		**326,155**
Net loss	$	**326,655**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

OTHER NONCURRENT ASSETS		
Other noncurrent assets	$	718,453
Other Noncurrent Assets		718,453
Total Assets	$	**718,453**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	500
Current Liabilities		500
Total Liabilities		**500**
MEMBER EQUITY:		
Member capital		2,246,500
Net Deficit		(1,528,547)
Member Equity		**717,953**
Total Liabilities and Member Equity	$	**718,453**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	41,348
Operating Expenses		**41,348**
Net Loss	**$**	**(41,348)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	296,395
Current Assets		296,395
OTHER NONCURRENT ASSETS		
Goodwill		1,131,397
Other Noncurrent Assets		1,131,397
Total Assets	**$**	**1,427,792**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	1,858,102
Current Liabilities		1,858,102
Total Liabilities		**1,858,102**
MEMBER EQUITY:		
Member capital		1
Net Deficit		(430,311)
Member Equity		**(430,310)**
Total Liabilities and Member Equity	**$**	**1,427,792**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditi financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


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ICE Execution Services LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Professional Services	$	21,989
Technology Exepenses		255,437
Rent and Other Occupancy		107,261
Selling, general & administration		32,337
Service & license fees to affiliates		572,849
Operating Expenses		**989,873**
Operating Loss		**(989,873)**
OTHER EXPENSE:		
Other Expense		**(89,545)**
Net Loss	**$**	**(1,079,418)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	469,786
Prepaid expenses and other current assets		4,981,662
Current Assets		5,451,448
PROPERTY PLANT AND EQUIPMENT		
Property and Equipment Cost		13,241
Accumulated Depreciation		(13,241)
Property and Equipment, Net		0
Total Assets	**$**	**5,451,448**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	41,675
Due to affiliates		4,122,242
Current Liabilities		4,163,917
Total Liabilities		**4,163,917**
MEMBER EQUITY:		
Member capital		5,259,381
Net Deficit		(3,971,850)
Member Equity		**1,287,531**
Total Liabilities and Member Equity	$	**5,451,448**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Compensation and benefits	$	176,301
Selling, general & administration		249
Amortization & depreciation expense		986,118
Operating Expenses		**1,162,668**
Net Loss	**$**	**(1,162,668)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

PLANT PROPERTY AND EQUIPMENT		
Property and Equipment Cost	$	1,032,239
Accumulated Depreciation		(502,703)
Property and Equipment Net		529,536
OTHER NONCURRENT ASSETS		
Other intangibles, net		110,556
Other Noncurrent Assets		110,556
Total Assets	$	**640,092**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	1,999,005
Current Liabilities		1,999,005
Total Liabilities		**1,999,005**
MEMBER EQUITY:		
Member capital		1,518,633
Additional paid-in capital		139,693
Net Deficit		(3,017,239)
Member Equity		**(1,358,913)**
Total Liabilities and Member Equity	$	**640,092**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Yellow Jacket
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	4,561,144
Operating Revenues		**4,561,144**
OPERATING EXPENSES:		
Compensation and benefits		4,190,718
Professional services		112,592
Rent and other occupancy		1,451,739
Technology		288,793
Selling, general & administration		242,670
Amortization & depreciation expense		3,635,934
Service & license fees to affiliates		1,833,853
Operating Expenses		**11,756,299**
Pre-Tax Net Deficit		(7,195,155)
Income tax benefit		(2,635,007)
Net Deficit	**$**	**(4,560,148)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Yellow Jacket
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	2,213,660
Deferred tax assets - current		380,246
Prepaid expenses and other current assets		4,961
Current Assets		2,598,867
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		13,817,009
Accumulated Depreciation		(8,834,829)
Property and Equipment Net		4,982,180
OTHER NONCURRENT ASSETS		
Goodwill		62,065,301
Other intangibles, net		5,172,727
Other Noncurrent Assets		11,200
Other Noncurrent Assets		67,249,228
Total Assets	$	74,830,275
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	29,686
Accrued salaries and benefits		1,369,589
Other current liabilities		1,188,281
Due to affiliate		29,902,299
Current Liabilities		32,489,855
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		3,115,865
NonCurrent Liabilities		3,115,865
Total Liabilities		35,605,720
MEMBER EQUITY:		
Member capital		55,107,392
Additional paid-in capital		3,633,991
Net Deficit		(19,516,828)
Member Equity		39,224,555
Total Liabilities and Member Equity	$	74,830,275

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not includ of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes ther for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction Fees, net	$	35,000
Operating Revenues		**35,000**
OPERATING EXPENSES:		
Compensation and benefits		1,479,414
Professional services		347,681
Rent and other occupancy		220,218
Technology		61,037
Selling, general & administration		67,552
Amortization & depreciation expense		1,252,823
Service & license fees to affiliates		578,867
Operating Expenses		**4,007,592**
Pre-Tax Net loss		(3,972,592)
Provision for Taxes		144
Net loss	$	**(3,972,736)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	19,715
Current Assets		19,715
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		3,628,905
Accumulated Depreciation		(1,175,314)
Property and Equipment Net		2,453,591
OTHER NONCURRENT ASSETS		
Goodwill		4,776,309
Other intangibles, net		627,778
Other Noncurrent Assets		18,696
Other Noncurrent Assets		5,422,783
Total Assets	$	**7,896,089**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	40,912
Accrued salaries and benefits		535,170
Due to affiliate		7,749,411
Current Liabilities		8,325,493
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		15,491
NonCurrent Liabilities		15,491
Total Liabilities		**8,340,984**
MEMBER EQUITY:		
Member capital		6,120,000
Additional paid-in capital		711,717
Net deficit		(7,276,612)
Member Equity		**(444,895)**
Total Liabilities and Member Equity	$	**7,896,089**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audite financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not includ of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes ther for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)
(in thousands)

REVENUES:		
Transaction fees	$	1,431
Operating Revenues		1,431
OPERATING EXPENSES:		
Compensation and benefits		12
Professional services		225
Selling, general & administration		22
Service and license fees to affiliate		1,958
Operating Expenses		**2,217**
Other Expense		11
Net loss	$	**(797)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6,099
Restricted Cash		3,120
Accounts Receivable, net of allowance		98
Current Assets		9,317
Total Assets	**$**	**9,317**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	19
Due to affiliate		899
Current Liabilities		918
MEMBER EQUITY:		
Member capital		9,200
Retained deficit		(801)
Member Equity		**8,399**
Total Liabilities and Member Equity	$	**9,317**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not incluı of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US Holdings LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Liabilities and Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE US Holding Company GP, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice CLEAR CREDIT

ICE Clear Credit
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

Revenues:		
Clearing and Processing Fees	$	59,024
Other Revenue		2,202
Affiliate Revenue		6,986
Total Revenue		68,212
Expenses:		
Compensation and Benefits		9,007
Restricted Stock and Options Expense		5,378
Professional Services		904
Acquisition-related Transaction Costs		15
Technology Expenses		2,620
Rent and Other Occupancy		604
Selling, General, & Administration		1,717
Amortization & Depreciation Expense		2,915
Service and License Fees to Affiliates		31,924
Operating Expenses		55,084
Operating Income		13,128
Interest Expense		(248)
Pre-Tax Net Income		12,880
Income Tax Expense		577
Net Income	$	12,303

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	6,450
Cash - clearing member deposits		15,707,846
Accounts Receivable, net of allowance		2,939
Deferred tax assets - current		8
Prepaid expenses and other current assets		17
Current income tax receivable		429
Due from affiliates, net		35,777
Current Assets		15,753,466
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		11,048
Accumulated Depreciation		(5,326)
Property and Equipment, Net		5,722
OTHER NONCURRENT ASSETS:		
Other noncurrent assets		423
Restricted Cash Long Term		50,000
Other Noncurrent Assets		50,423
Assets	$	15,809,611
LIABILITIES and MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2,446
Accrued salaries and benefits		3,072
Margin deposits and guaranty funds		15,707,846
Deferred Revenue		4,173
Current Liabilities		15,717,537
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		199
Noncurrent Liabilities		199
Liabilities		15,717,736
MEMBER EQUITY:		
Member Capital		65,132
Retained earnings		26,743
Total Member Equity		91,875
Total Liabilities and Member Equity	$	15,809,611

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2013
(Unaudited)
(in thousands)

venue	$ 201
ꞁevenue	24,017
nue	24,218
ꞁation and Benefits	3,813
ꞁ Stock and Options Expense	1,147
nal Services	87
gy Expenses	1,749
Other Occupancy	252
ꞁeneral, & Adminstration	399
:ion & Depreciation Expense	5,334
'ees to Affiliates	645
Expenses	13,426
Income	10,792
ıcome	20
:xpense	181
me	(161)
ꞁt Income	10,631
‹ Expense	4,971
ꞁ	$ 5,660

MKT-14-0074

The Clearing Corporation
Balance Sheet
As of December 31, 2013
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	14,441
Cash - clearing member deposits		2,736
Restricted Cash		135
Prepaid expenses and other current assets		1,257
Due from affiliates, net		2,643
Current Income Tax Receivable		1,686
Current Assets		22,898
PLANT PROPERTY AND EQUIPMENT:		
Property and Equipment Cost		5,622
Accumulated Depreciation		(5,534)
Property and Equipment, Net		88
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		11,286
Deferred tax assets		6,291
Other Noncurrent Assets		40,091
Assets	$	63,077
LIABILITIES and SHAREHOLDER'S EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	110
Accrued salaries and benefits		558
Margin deposits and guaranty funds		2,736
Deferred Revenue and other current liabilities		1,119
Income taxes payable		
Current Liabilities		5,947
Liabilities		5,947
SHAREHOLDER'S EQUITY:		
Contributed Capital		68,800
Retained deficit		(11,670)
Total Shareholder's Equity		57,130
Total Liabilities and Shareholder's Equity	$	63,077


ICE TRADE THE WORLD

Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:	
Other Assets	1
Total Assets	$ 1
EQUITY:	
MEMBER EQUITY:	
Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:	
Other Assets	1
Total Assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
MEMBER EQUITY:	
Member capital	1
Member Equity	1
Total Member Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:		
Other Assets		1
Total Assets	$	1
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2013

CURRENT ASSETS:		
Cash and Cash Equivalents	$	5,895,277
Restricted Cash		2,036,138
Accounts Receivable, net of allowance		955,284
Deferred tax assets - current		778,813
Prepaid expenses and other current assets		1,050,620
Current Income Tax Receivable		686,127
Current Assets		11,402,259
PLANT PROPERTY AND EQUIPMENT:		
Property and Eqipment Cost		18,009,546
Accumulated Depreciation		(10,717,820)
Property and Equipment, Net		7,291,726
OTHER NONCURRENT ASSETS:		
Goodwill		361,932,052
Other intangibles, net		98,494,417
Other noncurrent assets		454,689
Restricted Cash Long Term		320,625
Other Noncurrent Assets		461,201,783
Assets	$	479,895,768
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	782,145
Accrued salaries and benefits		2,640,424
Other current liabilities		1,252,553
Due to affiliates, net		398,645,652
Current Liabilities		403,320,774
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		43,016,277
Other noncurrent liabilities		96,467
Noncurrent Liabilities		43,112,744
Liabilities		446,433,518
SHAREHOLDERS EQUITY:		
Additional paid-in capital		11,213,349
Contributed capital		416,700,802
Retained Deficit		(396,145,331)
Accumulated other comprehensive income		1,693,430
Shareholder's Equity		33,462,250
Total Liabilities and Shareholder's Equity	$	479,895,768



CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net	$	1,798,830
Other Revenue		993,675
Affiliate Revenue		1,243,410
Total Revenue		4,035,915
Compensation and benefits		22,457,592
Professional Services		392,767
Technology Expenses		1,590,580
Rent and Other Occupancy		4,544,162
Selling, General & Administration		1,247,558
Amortization & depreciation expense		24,867,309
Service & license fees to affiliate		20,882,573
Operating Expenses		**75,982,541**
Operating Loss		**(71,946,626)**
Interest income		10,554
Interest expense to affiliates		31,303
Other Income, net		(309,574)
Other Expense		**(267,717)**
Pre-Tax Net Loss		**(72,214,343)**
Provision for Taxes		(6,650,052)
Deferred Tax Expense		(9,854,290)
Income Tax Expense		**(16,504,342)**
Net Loss	**$**	**(55,710,000)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2013
(unaudited)

OTHER NONCURRENT ASSETS:		
Investment in Affiliates		$ 8,536,324
	Other Noncurrent Assets	8,536,324
	Assets	$ 8,536,324
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		$ 8,582,720
	Current Liabilities	8,582,720
SHAREHOLDERS EQUITY:		
Retained Deficit		(46,397)
	Shareholder's Equity	(46,397)
	Total Liabilities and Shareholder's Equity	$ 8,536,324

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Other Expense	$	39,186
Pre-Tax Net loss		39,186
Net loss	$	(39,196)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,488,779
Accounts Receivable, net of allowance		7,743,653
Due from affiliates, net		419,796,878
Current Assets	$	429,029,310
SHAREHOLDERS EQUITY:		
Contributed capital	$	90,240,759
Retained Earnings		338,788,551
Shareholder's Equity	$	429,029,310

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue	$	32,243,433
Selling, General & Administration		26,691
Operating Expenses		26,691
Operating Income		32,216,742
Other Expense		23,546
Pre-Tax Net Income		32,193,195
Net Income	$	32,193,195

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2013

CURRENT ASSETS:		
Deferred tax assets - current	$	36,492
Current Assets		36,492
OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent		813,956
Investment in Affiliates		4,178,291
Other Noncurrent Assets		4,992,247
Assets	$	5,028,739
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	39,165
Due to affiliates, net		5,394,972
Current Liabilities		5,434,137
SHAREHOLDERS EQUITY:		
Retained Deficit		(1,261,082)
Accumulated other comprehensive income		855,684
Shareholder's Equity		(405,398)
Total Liabilities and Shareholder's Equity	$	5,028,739

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue		
Selling, General & Administration	$	36
Operating Expenses		36
Operating Loss		(36)
Pre-Tax Net Loss		(36)
Income Tax Expense		255,146
Net Loss	$	(255,182)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	3,519,622
Restricted Cash		400,000
Accounts Receivable, net of allowance		3,662,564
Deferred tax assets - current		385,778
Prepaid expenses and other current assets		1,361,511
Current Assets		9,329,475
OTHER NONCURRENT ASSETS:		
Other noncurrent assets		250,000
Other Noncurrent Assets		250,000
Assets	$	9,579,475
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	42,845
Accrued salaries and benefits		769,630
Income taxes payable		72,390
Due to affiliates		2,150,008
Current Liabilities		3,034,873.00
SHAREHOLDERS EQUITY:		
Retained Earnings		4,254,602
Contributed capital		2,290,000
Shareholder's Equity		6,544,602
Total Liabilities and Shareholder's Equity	$	9,579,475

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net		$	18,228,846
Market data fees			3,450
	Total Revenue		18,232,296
Compensation and benefits			4,703,079
Professional Services			55,493
Technology Expenses			341,223
Rent and Other Occupancy			593,877
Selling, General & Administration			173,715
Service & license fees to affiliates			12,375,122
	Operating Expenses		18,242,509
	Operating Loss		(10,213)
Interest expense			(718)
Other Income, net			(1,173)
	Other Expense		(1,891)
	Pre-Tax Net Loss		(12,104)
	Income Tax Expense		118,027
	Net Loss	$	(130,131)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

E WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

NT ASSETS:		
Current Income Tax Receivable	$	2,000
Due from affiliates, net		5,090,940
Income taxes receivable		700
urrent Assets		5,093,640
otal Assets	$	5,093,640
IOLDERS EQUITY:		
Additional paid-in capital	$	3,495,155
Retained Earnings		425,927
Contributed capital		1,172,558
hareholder's Equity		5,093,640
otal Assets	$	5,093,640

n of management, the accompanying unaudited financial statements contain all adjustments (consisting of rring adjustments) necessary to fairly present our financial position and results of operations for the period ertain information normally included in financial statements prepared in accordance with accounting nerally accepted in the United States of America have been condensed or omitted. These financial statements de income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at t does not include all of the information required by generally accepted accounting principles for complete tements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual orm 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue		
Professional Services	$	396
Selling, General & Administration		300
Operating Expenses		696
Operating loss		(696)
Pre-Tax Net loss		(696)
Income Tax Expense		300
Net loss	$	(996)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Current Income Tax Receivable	$	1,823
Current Assets		1,823
OTHER NONCURRENT ASSETS:		
Investment in Affiliates		1,988,697
Other Noncurrent Assets		1,988,697
Assets	$	1,990,520
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Due to Affiliates	$	1,668,825
Current Liabilities		1,668,825
SHAREHOLDERS EQUITY:		
Retained Earnings		321,695
Shareholder's Equity		321,695
Total Liabilities and Shareholder's Equity	$	1,990,520

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Total Revenue		
Professional Services	$	102
Selling, General & Administration		250
Operating Expenses		352
Operating Loss		(352)
Other Income, net		(721)
Other Expense		(721)
Pre-Tax Net Loss		(1,073)
Income Tax Benefit		(926)
Net Loss	$	(147)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD™

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Selling, general & administration	$	436
Amortization & depreciation expense		628,125
Operating Expenses		**628,561**
Pre-Tax Net loss		(628,561)
Income tax benefit		1,911,505
Net Income	$	**1,282,944**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Income Tax Recievable	$	230,576
Deferred tax assets - current		148,772
Due from affiliate		3,724,218
Current Assets		4,103,566
OTHER NONCURRENT ASSETS		
Goodwill		8,744,140
Other intangibles, net		910,000
Deferred tax assets - noncurrent		540,247
Other Noncurrent Assets		10,194,387
Total Assets	**$**	**14,297,953**
MEMBER EQUITY:		
Member capital	$	10,879,661
Net Income		3,418,292
Member Equity		**14,297,953**
Total Member Equity	**$**	**14,297,953**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the :ates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of :inentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information by generally accepted accounting principles for complete financial statements. These financial statements should be read ıction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December , which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Other Revenue	$	838,599
Operating Revenues		**838,599**
OPERATING EXPENSES:		
Compensation and benefits		1,861,735
Professional services		96,043
Rent and other occupancy		83,971
Technology		274,881
Selling, general & administration		23,450
Amortization & depreciation expense		765,043
Service & license fees to affiliates		2,175,223
Operating Expenses		**5,280,346**
Operating Loss		**(4,441,747)**
OTHER INCOME:		
Other Income		**83**
Net Loss	$	**(4,441,664)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Accounts Receivable, net of allowance	$	163,424
Prepaid expenses and other current assets		16,186
Current Assets		179,610
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		2,820,748
Accumulated Depreciation		(1,426,754)
Property and Equipment Net		1,393,994
OTHER NONCURRENT ASSETS		
Investment in Subsidiary		167,670
Other Noncurrent Assets		5,000
Other Noncurrent Assets		172,670
Total Assets	$	**1,746,274**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	71,410
Accrued salaries and benefits		464,724
Due to Affiliates		10,915,265
Current Liabilities		11,451,399
NONCURRENT LIABILITIES:		
Other noncurrent liabilities		5,310
NonCurrent Liabilities		5,310
Total Liabilities		**11,456,709**
MEMBER EQUITY:		
Additional paid-in capital		3,334,941
Net Deficit		(13,045,376)
Member Equity		**(9,710,435)**
Total Liabilities and Member Equity	$	**1,746,274**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audit financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu all of the information required by generally accepted accounting principles for complete financial statements. These financ statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed wi the Securities and Exchange Commission.


ice TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2013
(Unaudited)

ASSETS:

Other Assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditu financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2013
(Unaudited)

REVENUES:		
Transaction Fees, net	$	7,203
Other Revenue		2,500
Operating Revenues		**9,703**
OPERATING EXPENSES:		
Compensation and benefits		2,021,495
Professional services		73,017
Rent and other occupancy		143,741
Technology		8,916
Selling, general & administration		143,050
Operating Expenses		**2,390,219**
Operating loss		**(2,380,516)**
OTHER INCOME:		
Other loss		**83,839**
Pre-Tax Net loss		(2,296,677)
Income tax expense		715,349
Net loss	$	**(3,012,026)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,488,458
Income taxes receivable		110,943
Deferred tax assets - current		163,941
Prepaid expenses and other current assets		26,537
Due from affiliates		5,755,343
Current Assets		8,545,222
OTHER NONCURRENT ASSETS		
Investment in Subsidiary		24,495,295
Other Noncurrent Assets		24,495,295
Total Assets	$	**33,040,517**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	183,235
Accrued salaries and benefits		334,194
Current Liabilities		517,429
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		24,401,595
Other noncurrent liabilities		50,000
NonCurrent Liabilities		24,451,595
Total Liabilities		**24,969,024**
MEMBER EQUITY:		
Additional paid-in capital		1,430,146
Dividends Received from Affiliates		17,266,137
Net Deficit		(10,624,790)
Member Equity		**8,071,493**
Total Liabilities and Member Equity	$	**33,040,517**

·f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring ɜcessary to fairly present our financial position and results of operations for the period presented. Certain information ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of een condensed or omitted. These financial statements do not include income taxes accounting and equity method : balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange ultimate parent company) at that date but does not include all of the information required by generally accepted ciples for complete financial statements. These financial statements should be read in conjunction with the lExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained ɘport on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2013
(Unaudited)

OPERATING EXPENSES:		
Compensation and benefits	$	72,500
Professional services		(152,742)
Selling, general & administration		1,056
Operating Loss		**(79,186)**
OTHER EXPENSE:		
Other Expense, net		**(1,999,143)**
Net Loss	**$**	**(1,919,957)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,442,227
Restricted Cash		40,000
Current Assets		1,482,227
OTHER NONCURRENT ASSETS		
Other Noncurrent Assets		2,529,373
Other Noncurrent Assets		2,529,373
Total Assets	$	**4,011,600**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Intercompany	$	10,297,018
Current Liabilities		10,297,018
Total Liabilities		**10,297,018**
MEMBER EQUITY:		
Retained Deficit		(6,285,418)
Member Equity		**(6,285,418)**
Total Liabilities and Member Equity	$	**4,011,600**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the auditı financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not inclu of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WOR

INTERCONTINETALEXCHANGE GROUP, INC
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents		$1,641,404
Prepaid expenses and other current assets		204,902
Due from affiliates		900,048,947
	Current Assets	901,895,253
OTHER NONCURRENT ASSETS:		
Investment in affiliates		11,089,032,286
Other noncurrent assets		13,636,713
	Other Noncurrent Assets	11,102,668,999
	Assets	$ 12,004,564,252
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		$18,851,685
Accrued salaries and benefits		625,543
Long term debt - current portion		1,079,580,357
	Current Liabilities	1,099,057,585
NONCURRENT LIABILITIES:		
Notes Payable Long-term		1,393,433,195
	Noncurrent Liabilities	1,393,433,195
	Liabilities	2,492,490,780
SHAREHOLDERS EQUITY:		
Common stock, $0.01 par value		1,150,789
Treasury stock, at cost		(52,533,106)
Additional paid-in capital		9,646,563,742
Retained Earnings		(7,891,527)
Dividends Paid/Received		(75,216,426)
	Shareholder's Equity	9,512,073,472
	Total Liabilities and Shareholder's Equity	$ 12,004,564,252

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

IntercontinentalExchange Group Inc
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Compensation and benefits	$ 149,755
Professional Services	75,993
Selling, General & Administration	6,008
Operating Expenses	231,757
Operating Loss	(231,757)
Interest income	121,137
Affiliate Interest Income (Expense)	(433,654)
Interest expense	(11,596,538)
Other Expense	(11,909,055)
Pre-Tax Net Loss	(12,140,811)
Provision for Taxes	(4,249,284)
Net Loss	$ 7,891,527)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINETALEXCHANGE, INC.
BALANCE SHEET
As of December 31, 2013
(Unaudited)

CURRENT ASSETS:		
Cash and Cash Equivalents		$10,450,769
Short-term Investments		4,402
Accounts Receivable, net of allowance		6,616,045
Deferred tax assets - current		1,766,701
Prepaid expenses and other current assets		17,815,105
Current Income Tax Receivable		27,157,450
	Current Assets	63,810,472
PLANT PROPERTY AND EQUIPMENT:		
Property and Eqipment Cost		373,363,062
Accumulated Depreciation		(206,586,753)
	Property and Equipment, Net	166,776,309
OTHER NONCURRENT ASSETS:		
Goodwill		87,773,114
Other intangibles, net		11,733,791
Investment in Affiliates		834,461,052
Other noncurrent assets		18,950,450
	Other Noncurrent Assets	952,918,407
	Assets	$1,183,505,188
LIABILITIES and SHAREHOLDERS EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		$12,147,068
Accrued salaries and benefits		25,106,911
Other current liabilities		10,409,230
Due to Affiliates		755,584,892
Long term debt - current portion		54,926,472
	Current Liabilities	858,174,573
NONCURRENT LIABILITIES:		
Notes Payable Long-term		323,455,881
Other noncurrent liabilities		36,391,523
	Noncurrent Liabilities	359,847,404
	Liabilities	1,218,021,977
Noncontrolling Interest		67,729,354
SHAREHOLDERS EQUITY:		
Treasury stock, at cost		2,223
Additional paid-in capital		90,771,236
Retained Earnings		(209,072,967)
Accumulated other comprehensive income		16,053,365
	Shareholder's Equity	(102,246,143)
	Total Liabilities and Shareholder's Equity	$1,183,505,188

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.


ice TRADE THE WORLD

INTERCONTINETALEXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2013
(Unaudited)

Transaction fees, net	$16,670,022
Other Revenue	10,329,255
Affiliate Revenue	217,973,005
Total Revenue	244,972,281
Compensation and benefits	91,667,229
Professional Services	12,453,418
M&A Expenses	93,310,448
Technology Expenses	31,284,853
Rent and Other Occupancy	4,578,788
Selling, General & Administration	13,192,679
Amortization & depreciation expense	49,675,016
Affiliate Expense	5,311,582
Operating Expenses	301,474,013
Operating Loss	(56,501,732)
Interest income	1,357,133
Affiliate Interest Income	2,060,755
Interest expense	(33,796,461)
Other Income, net	(53,163,059)
Other Loss	(83,541,631)
Pre-Tax Net Loss	(140,043,363)
Income Tax Benefit	14,345,694
Net Loss	(125,697,669)
Minority Interest Expense	12,893,360
Net Loss Attributable to ICE	($138,591,029)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2013 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2013, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

JUNE 2014

EXHIBIT I

The audited consolidated financial statements for NYSE MKT LLC. for the year ended December 31, 2013 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE MKT, LLC and Subsidiaries
Periods Ended November 12, 2013 and December 31, 2013
With Report of Independent Auditors




EY

Building a better
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MKT-14-0110

NYSE MKT, LLC and Subsidiaries

Consolidated Financial Statements

Periods Ended November 12, 2013 and December 31, 2013

Contents



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Ernst & Young LLP
5 Times Sq
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE MKT, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE MKT, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, the related consolidated statements of comprehensive income, changes in equity and cash flows for the periods ended November 12, 2013 and December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE MKT, LLC and Subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the periods January 1, 2013 through November 12, 2013 and November 13, 2013 through December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 27, 2014

NYSE MKT, LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2013

Assets		
Current assets:		
Cash and cash equivalents	$	91
Accounts receivable		22
Loan receivable from related party		52
Deferred income taxes		9
Total current assets		174
Non-current assets		
Goodwill		1,066
Other intangible assets, net		696
Other non-current assets		5
Total non-current assets		1,767
Total assets	$	1,941
Liabilities and equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	38
Income taxes payable		11
Due to related party, net		128
Deferred revenue		1
Total current liabilities		178
Accrued employee benefits		37
Deferred income taxes		334
Total non-current liabilities		371
Total liabilities		549
Redeemable non-controlling interest		502
Equity		890
Total liabilities and equity	$	1,941

See accompanying notes to consolidated financial statements.

NYSE MKT, LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

	January 1, 2013 through November 12, 2013	November 13, 2013 through December 31, 2013	Year Ended December 31, 2013
Revenues:			
Transaction fees	$ 92	$ 13	$ 105
Listing fees	18	1	19
Market data fees	10	1	11
Other revenues	36	5	41
Total revenues	156	20	176
Transaction-based expenses:			
Section 31 fees	1	–	1
Cash liquidity payments, routing and clearing	4	–	4
Total revenues less transaction-based expenses	151	20	171
Operating expenses:			
Compensation and benefits	31	5	36
Technology and communications	6	1	7
Professional services	16	2	18
Rent and Occupancy	5	1	6
Selling, general and administrative	7	1	8
Depreciation and amortization	5	1	6
Total operating expenses	70	11	81
Operating income	81	9	90
Other income (expense):			
Interest and other income (expense), net	(2)	–	(2)
Income before income tax expense	79	9	88
Income tax expense	18	2	20
Net income	61	7	68
Net income attributable to non-controlling interest	(32)	(4)	(36)
Net income attributable to NYSE MKT, LLC	$ 29	$ 3	$ 32
Net income	$ 61	$ 7	$ 68
Other comprehensive income:			
Employee benefit plan adjustments	(11)	-	(11)
Total comprehensive income	50	7	57
Comprehensive income attributable to non-controlling interest	(32)	(4)	(36)
Comprehensive income attributable to NYSE MKT, LLC	$ 18	$ 3	$ 21

See accompanying notes to consolidated financial statements.

NYSE MKT, LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Periods Ended November 12, 2013 and December 31, 2013

	Equity	Redeemable Non-controlling Interest
Balance at January 1, 2013 (Note 6)	$ (170)	$ 339
Net income – January 1, 2013 through November 12, 2013	61	-
Net income attributable to non-controlling interest – January 1, 2013 through November 12, 2013	(32)	32
Adjustment to redemption value of redeemable non-controlling interest	(135)	135
Distributions for tax payments	-	(22)
Employee benefit plan adjustments to accumulated other comprehensive income, net of $8 tax benefit	(11)	–
Net purchase price accounting adjustment	1,188	-
Balance at November 12, 2013	901	484
Net income – November 13, 2013 through December 31, 2013	7	-
Net income attributable to non-controlling interest – November 13, 2013 through December 31, 2013	(4)	4
Adjustment to redemption value of redeemable non-controlling interest	(14)	14
Balance at December 31, 2013	$ 890	$ 502

See accompanying notes to consolidated financial statements.

NYSE MKT, LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2013

Operating activities:		
Net income	$	68
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		6
Deferred income taxes		9
Change in assets and liabilities:		
Accounts receivable		3
Other assets		(4)
Accounts payable and accrued liabilities		(40)
Income taxes payable		11
Due to related party, net		1
Total adjustments		(14)
Net cash provided by operating activities		54
Investing activities:		
Capital expenditures		(1)
Net cash used in investing activities		(1)
Financing activities:		
Distributions for tax payments		(22)
Net cash used in financing activities		(22)
Net increase in cash and cash equivalents		31
Cash and cash equivalents, beginning of year		60
Cash and cash equivalents, end of year	$	91

For the pre-acquisition period of January 1, 2013 to November 12, 2013 and the post-acquisition period of November 13, 2013 to December 31, 2013, the net increase / (decrease) in cash and cash equivalents was $91 million and ($60 million), respectively.

See accompanying notes to consolidated financial statements.

1. Description of Business

NYSE MKT, LLC ("the Exchange") formerly known as NYSE Amex LLC, is a wholly-owned subsidiary of NYSE Holdings LLC ("NYSE" or the "Parent"), formerly known as NYSE Euronext Holdings, LLC, a holding company that through its subsidiaries, operates securities exchanges including NYSE MKT. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). The Exchange is the largest shareholder in NYSE Amex Options (Note 3). The Exchange consolidates the results of NYSE Amex Options. In addition to the Exchange, the Parent has two other subsidiary SRO's: NYSE Arca, Inc. and New York Stock Exchange, LLC.

The Exchange is the regulator of its members. These regulatory functions are performed or overseen by NYSE Regulation, a subsidiary of NYSE, and certain of our regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

On November 13, 2013, Intercontinental Exchange, Inc. ("ICE", formerly known as IntercontinentalExchange Group, Inc.) completed its acquisition of the Parent. ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 17 global exchanges and six central clearing houses.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE Amex Options, LLC and PDR Services, LLC (collectively, the "Subsidiaries). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

2. Significant Accounting Policies (continued)

As discussed in Note 1, on November 13, 2013, ICE completed its acquisition of NYSE. The accompanying consolidated financial statements reflect the preliminary purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the preliminary purchase price accounting process related to the acquisition. This resulted in the Exchange recording preliminary net purchase accounting adjustments of $1,188 million, consisting of the following (in millions):

Goodwill	$ 857
Intangible assets	593
Deferred revenue	22
Accrued employee benefits	11
Deferred income taxes	(292)
Other	(3)
Total net purchase accounting adjustments	$ 1,188

Certain estimates and assumptions differ between the pre-acquisition period of January 1, 2013 through November 12, 2013, and the post-acquisition period of November 13, 2013 through December 31, 2013. The determination of revenues and expenses between the pre-acquisition period of January 1, 2013 through November 12, 2013 and the post-acquisition period of November 13, 2013 through December 31, 2013 was made on a pro-rata basis in the statement of comprehensive income based on the acquisition date of November 13, 2013 with the exception of listing fees and amortization of intangible assets, as described below.

The preliminary allocation of the purchase price will be finalized upon the completion of the fair value analysis of the acquired assets and liabilities by ICE. ICE has not yet obtained all of the information related to the fair value of the acquired assets and liabilities related to the acquisition to finalize the purchase price allocation. The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the valuation of the identifiable intangible assets, income taxes and certain other tangible assets and liabilities, and the allocation of the goodwill to the Exchange.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interest

For those consolidated subsidiaries in which the Exchange's ownership is less than 100% and for which the Exchange has control over the assets and liabilities and the management of the entity, the outside stockholders' interests are shown as non-controlling interests.

Allocation Methodology

The accompanying consolidated financial statements have been derived in part from the financial statements of the Parent. To prepare the accompanying consolidated financial statements, management used certain methodologies to rationally and reasonably allocate certain items within the consolidated financial statements of the Exchange. These items have been allocated by the Parent to the appropriate SRO when identifiable or on a pro-rata basis of net revenue, headcount, or other measures for each SRO. Management believes that the items allocated reasonably reflect each SRO's financial position and operating results during the periods presented. Allocations may not, however, reflect the actual financial position and operating results required for the SRO to operate as an independent Exchange for the period presented.

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial

2. Significant Accounting Policies (continued)

obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation. Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed. Property and equipment net of depreciation and amortization are deemed immaterial as of December 31, 2013 for purposes of detailed footnote disclosure.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, and trade names and other.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

2. Significant Accounting Policies (continued)

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expenses.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

Derivatives trading and clearing revenues are recognized over the period in which the services are provided, which is typically the date the transactions are executed or are cleared, except for a portion of clearing revenues related to cleared contracts which have an ongoing clearing obligation that extends beyond the execution date. The transaction and clearing fee revenues are determined on the basis of the transaction and clearing fee charged for each contract traded on the exchanges. Derivatives transaction and clearing fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable commission rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

2. Significant Accounting Policies (continued)

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of five years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of three years. Unamortized balances are recorded as deferred revenue in the consolidated balance sheet. ICE determined that, at the time of the acquisition of the Parent, the Exchange did not have a legal performance obligation relating to these listing fees. The Exchange's historical listing fees deferred revenue balance as of that date was $22 million. In connection with purchase accounting and in accordance with U.S. GAAP, ICE assigned a fair value of zero to the unamortized deferred revenue balances relating to the listing fees as of the acquisition date of November 13, 2013 (as discussed above). The unamortized deferred revenue balances as of December 31, 2013 of $1 million relates to listing fees incurred and billed and not yet recognized as revenue subsequent to the November 13, 2013 acquisition through December 31, 2013.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues for consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets. These fees are recognized as revenue as services are rendered.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor.

2. Significant Accounting Policies (continued)

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges us a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

Fair Value Measurements

The Exchange applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (Note 8). The Exchange defines fair value as the price that would be received for selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, customer accounts receivable and other short-term assets and liabilities.

3. Redeemable Non-Controlling Interest

NYSE Amex Options

On June 29, 2011 and prior to the ICE acquisition of NYSE, the Exchange completed the sale of a significant equity interest in NYSE Amex Options, a U.S. options exchange, to seven external investors. The Exchange remains the largest shareholder in the entity and manages the day-to-day operations of NYSE Amex Options, which operates under the supervision of a separate board of directors and a dedicated chief executive officer. The Exchange consolidates this entity for financial reporting purposes due to its ability to exercise control over the entity.

Under the terms of the sale, the external investors have the option to require the Exchange to repurchase a portion of the instrument on an annual basis over the course of five years, which began in 2011. The amount the Exchange is required to purchase under this arrangement is capped each year at between 5% and 15% of the total outstanding shares of NYSE Amex Options. As of December 31, 2013, the external investors hold 32% of the outstanding shares of NYSE Amex Options. Since the likelihood of the Exchange acquiring the non-controlling interest in the future is probable, the Exchange has recorded the full redemption fair value of $502 million as of December 31, 2013 as mezzanine equity and classified the related balance as "redeemable non-controlling interest" in the accompanying consolidated balance sheet. NYSE guarantees the performance by the Exchange of its obligations under this instrument.

4. Goodwill and Other Intangibles

Historical goodwill relates to the Exchange's previous acquisitions. The following is a summary of the activity in the goodwill balance for the year ended December 31, 2013 (in millions):

Goodwill balance at January 1, 2013	$ 209
Net purchase price accounting adjustment	857
Goodwill balance at December 31, 2013	$ 1,066

The Exchange's intangible assets include $593 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013 (Note 2). The following table presents the details of the intangible assets as of December 31, 2013 (in millions):

4. Goodwill and Other Intangibles (continued)

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 515	$ –	Indefinite
Customer relationships	147	1	17 years
Trade names and other	35	–	Indefinite
Total	697	1	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the pre-acquisition period of January 1, 2013 to November 12, 2013, and the post-acquisition period of November 13, 2013 to December 31, 2013, amortization expense of acquired intangible assets was approximately $5 million and $1 million, respectively, and is included in depreciation and amortization expense in the consolidated statement of comprehensive income. The amortization expense of approximately $5 million during the pre-acquisition period relates to intangible assets acquired prior to the ICE acquisition on November 13, 2013. The estimated future amortization expense of acquired purchased intangible assets is as follows (in millions):

Year Ending December 31:	
2014	$ 9
2015	9
2016	9
2017	9
2018	9
Thereafter	101
Total	$ 146

5. Income Taxes

As of December 31, 2013, the Exchange's current income tax payable is $11 million which primarily relates to amounts owed to the Parent. The tables below include the impact of the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2).

The components of the income tax provision for the year ended December 31, 2013 were as follows (in millions):

Current:	
Federal	$ 8
State and local	3
Total current	11
Deferred:	
Federal	7
State and local	2
Total deferred	9
Total tax expense	$ 20

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2013 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	3
Non-controlling interest	(14)
Other	(1)
Effective tax rate	23%

The significant components of deferred tax assets and liabilities as of December 31, 2013 are reflected in the following table (in millions):

Deferred tax assets:	
Deferred compensation	$ 7
Pension	2
Total before valuation allowance	9
Valuation allowance	-
Total deferred tax assets, net of valuation allowance	$ 9

5. Income Taxes (continued)

Deferred tax liabilities:		
Acquired intangible assets	$	(287)
Capitalized software		(13)
Partnership basis		(32)
Other		(2)
Total deferred tax liabilities		(334)
Net deferred tax liabilities	$	(325)
Reported as:		
Net current deferred tax assets	$	9
Net non-current deferred tax liabilities		(334)
Net deferred tax liabilities	$	(325)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50% likely to be realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the year ended December 31, 2013 (in millions):

Beginning balance of unrecognized tax benefits	$	1
Additions related to acquisitions		1
Ending balance of unrecognized tax benefits	$	2

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2013, the Exchange recognized no tax expense for interest and penalties. Accrued interest and penalties were $1 million as of December 31, 2013. Tax years prior to 2009 no longer remain subject to examination.

6. Related Parties

In the regular course of business, transactions take place between companies directly or indirectly controlled by the Parent or between such companies and the Parent itself. The Parent's management considers that such transactions have generally been conducted on an arm's-length basis. As of December 31, 2013, the Exchange had a $128 million net payable related to direct costs of the Exchange paid by the Parent and companies directly or indirectly controlled by the Parent, on behalf of the Exchange. These costs include compensation and benefits, technology and communications, professional services, rent and occupancy, and selling, general and administrative expenses. Additionally, as of December 31, 2013, the Exchange had a loan receivable from the Parent of $52 million which was settled in January 2014. Refer to the Allocation Methodology section within Note 2 for further detail. In addition, the Exchange made distributions of tax payments during the year of $22 million.

In the prior period, the Exchange declared a dividend of $310 million in order to discharge amounts due from a related party. The dividends were not reflected in the prior period financial statements. The Exchange has adjusted the equity balance at January 1, 2013 in the consolidated statement of changes in equity to reflect this dividend.

7. Pension and Other Benefit Plans

The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. New York Stock Exchange, LLC and the Exchange represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2013; however, they are not managed separately. As such, the remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange. In addition, purchase accounting adjustments were made on the acquisition date to the consolidated plans that resulted in a reduction of $144 million in obligations primarily related to changes in assumptions around discount rates and mortality rates reflected on the ICE consolidated balance sheet.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes. During the pre-acquisition period from January 1, 2013 to November 12, 2013, the Parent contributed $22 million to the pension

7. Pension and Other Benefit Plans (continued)

plans. During the post-acquisition period from November 13, 2013 to December 31, 2013, ICE did not contribute to the pension plans. ICE anticipates contributing approximately $50 million to its pension plans during the year ended December 31, 2014.

ICE bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of NYSE. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the Plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. The target allocations for the Plan assets are 65 percent equity securities and 35 percent U.S. fixed income securities. Equity securities primarily include investments in large-cap and small-cap companies primarily located in the United States. U.S. Fixed income securities include corporate bonds of companies from diversified industries and U.S. treasuries.

The fair values of the Plan assets at December 31, 2013, by asset category were as follows (in millions). See Note 8 for further detail on fair value of financial instruments.

	Fair Value Measurements			
Asset Category	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Cash	$ 5	$ -	$ -	$ 5
Equity securities:				
U.S. large-cap	154	76	-	230
U.S. small-cap	74	42	-	116
International	91	54	-	145
Fixed income securities	133	106	-	239
Total	$ 457	$ 278	$ -	$ 735

7. Pension and Other Benefit Plans (continued)

The costs of the plans during the year ended December 31, 2013 have been determined in accordance with the Compensation-Retirement Benefits Topic of the FASB Accounting Standards Codification. The measurement date for the plans is December 31, 2013. The following table provides a summary of the changes in the plans' benefit obligations and the fair value of assets as of December 31, 2013 and a statement of funded status of the plans as of December 31, 2013 (in millions):

Change in benefit obligation:	
Benefit obligation at January 1, 2013	$ 919
Interest cost	34
Actuarial (gain) loss	(66)
Benefits paid	(50)
Benefit obligation at year end	837
Change in plan assets:	
Fair value of plan assets at January 1, 2013	636
Actual (loss) return on plan assets	127
Company contributions	(28)
Fair value of plan assets at end of year	735
Funded status	(102)
Accumulated benefit obligation	837
Amounts recognized in the balance sheet:	
Accrued employee benefits	(102)

The components of the pension plans (benefit) in the ICE consolidated statement of comprehensive income are set forth below for the year ended December 31, 2013 (in millions):

	January 1, 2013- November 12, 2013	November 13, 2013- December 31, 2013	Year Ended December 31, 2013
Interest cost	$ 29	$ 5	$ 34
Estimated return on plan assets	(42)	(6)	(48)
Recognized actuarial (gain) loss	12	-	12
Aggregate pension expense (benefit)	$ (1)	$ (1)	$ (2)

7. Pension and Other Benefit Plans (continued)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2014	$	48
2015		48
2016		48
2017		48
2018		48
Next 5 years		245

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2013, the cash surrender value of such policies was $51 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2013 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2013	$	85
Interest cost		2
Actuarial (gain) / loss		(4)
Benefits paid		(10)
Benefit obligation at end of year		73
Funded status		(73)
Amounts recognized in the ICE consolidated balance sheet:		
Current liabilities		(11)
Non-current liabilities		(62)

7. Pension and Other Benefit Plans (continued)

The components of the SERP plan expense/(benefit) in the ICE consolidated statement of income are set forth below for the year ended December 31, 2013 (in millions):

	January 1, 2013- November 12, 2013	November 13, 2013- December 31, 2013	Year Ended December 31, 2013
Interest cost	$ 1	$ 1	$ 2
Recognized actuarial (gain) loss	3	(1)	2
Aggregate pension expense	$ 4	$ -	$ 4

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2014	$ 11
2015	10
2016	8
2017	7
2018	7
Five years thereafter	22

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	January 1, 2013- November 12, 2013	November 13, 2013- December 31, 2013
Discount rate (pension/SERP)	3.7% / 2.9%	4.7% / 3.9%
Expected long-term rate of return on plan assets (pension/SERP)	8.0% / N/A	6.5% / N/A
Rate of compensation increase	N/A	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

7. Pension and Other Benefit Plans (continued)

Postretirement Benefit Plans

ICE assumed NYSE's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs were $9 million and $1 million for the periods from January 1, 2013 to November 12, 2013 and from November 13, 2013 to December 31, 2013, respectively. The defined benefit plans are unfunded and the Company currently does not expect to fund the post-retirement benefit plans. The discount rate as of December 31, 2013 is 4.6%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2013
Benefit obligation at December 31, 2013	$ 208
Benefits paid	3
Amounts recognized in the ICE consolidated balance sheet:	
Other liabilities	(12)
Accrued employee benefits	(196)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $16 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2014	$ 13
2015	14
2016	14
2017	14
2018	14
Five years thereafter	71

For measurement purposes, ICE assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits in 2013 which will decrease on a graduated basis to 4.5% in the year 2029 and thereafter. The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates (in millions):

7. Pension and Other Benefit Plans (continued)

Assumed Health Care Cost Trend Rate	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$ -	$ -
Effect on total of service and interest cost components	27	(22)

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, before tax, as of December 31, 2013 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial loss	$ 6	$ 1	$ (1)	$ 6

As of the acquisition date, the pension, SERP and postretirement plans were recorded at fair value and the accumulated unrecognized net actuarial loss of $138 million was written-off in accordance with purchase accounting rules under U.S. GAAP. Therefore, the amount of actuarial (gain)/loss included in accumulated other comprehensive income related to the pension, SERP and postretirement plans, which are expected to be recognized in net periodic benefit cost in the coming year is not meaningful.

Defined Contribution Plans

ICE assumed NYSE's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. The U.S. operations also provide benefits under a Supplemental Executive Savings Plan ("SESP") to which eligible employees may contribute. SESP expenses were $10 million and $2 million for the periods from January 1, 2013 to November 12, 2013, and from November 13, 2013 to December 31, 2013, respectively. Included in ICE's accrued employee benefits payable was $23 million as of December 31, 2013 relating to the SESP plan.

8. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments (including those held in the Plan) at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification. The Fair Value Measurements and Disclosures Topic defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 7 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

9. Commitments and Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

For the period from January 1, 2013 through November 12, 2013, rent expense was $5 million. For the period from November 13, 2013 through December 31, 2013, rent expense was $1 million.

10. Subsequent Events

In March 2014, external investors exercised their option requiring NYSE MKT to repurchase a portion of the outstanding shares of NYSE Amex Options (Note 3). The purchase will occur in July 2014. No other events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying consolidated financial statements.

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EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

JUNE 2014

EXHIBIT K

There have been no changes to the ownership structure of NYSE MKT LLC since our last Form 1 Amendment was filed on June 30, 2013. Namely, the information regarding the owner is still as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: October 16, 2008

4. Approximate ownership interest: 100% ownership interest

5. Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

JUNE 2014

EXHIBIT M

An alphabetical listing of the members and member organizations of each of NYSE MKT LLC and NYSE Amex Options, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE MKT LLC and NYSE Amex Options, respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE MKT LLC and NYSE Amex Options is publicly available on the Exchange's website at www.nyx.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE MKT LLC

JUNE 2014

EXHIBIT N

A schedule of NYSE MKT LLC and NYSE Amex Options securities admitted to trading is publicly available on the Exchange's website at www.nyx.com.

A list of such securities is also maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.

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